40-33



FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL





05065617


SEC MAIL
RECEIVED
PROCESSING
AUG 31 2005
WASH. D.C.
213
SECTION

August 26, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: <u>Parise, Jr., v. Templeton Funds, Inc., et al., Case No. 3:05-cv-00300-GPM</u>

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional documents related to the above-mentioned action, which we previously reported to your office:

1. Memorandum and Order
2. Judgment in a Civil Case

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

Encls.

27080-1



FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

August 26, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Parise, Jr., v. Templeton Funds, Inc., et al., Case No. 3:05-cv-00300-GPM

.adies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional documents related to the above-mentioned action, which we previously reported to your office:

1. Memorandum and Order
2. Judgment in a Civil Case

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Encls.

27080-1

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

JOSEPH PARISE, JR., as Trustee of the ICON MECHANICAL CONSTRUCTION AND ENGINEERING 401K RETIREMENT SAVINGS PLAN, Individually and On Behalf of All Others Similarly Situated,	)	
Plaintiff,	)	
vs.	)	**CIVIL NO. 05-300-GPM**
TEMPLETON FUNDS, INC., and TEMPLETON GLOBAL ADVISORS LIMITED,	)	
Defendants.	)	

JUDGMENT IN A CIVIL CASE

DECISION BY COURT. The issues having been heard, and a decision having been rendered,

IT IS ORDERED AND ADJUDGED that Plaintiffs' claims are **DISMISSED with prejudice** pursuant to Order filed on August 24, 2005. The parties shall bear their own costs.

DATED: 8/24/05

NORBERT G. JAWORSKI, CLERK

By: s/ Linda M. Cook
Deputy Clerk

APPROVED: s/ G. Patrick Murphy
G. PATRICK MURPHY
CHIEF U.S. DISTRICT JUDGE

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

VINCE KWIATKOWSKI, Individually and On Behalf of All Others Similarly Situated,	)	
Plaintiff,	)	
vs.	)	**CIVIL NO. 05-299-GPM**
TEMPLETON GROWTH FUND, INC., and TEMPLETON GLOBAL ADVISORS LIMITED,	)	
Defendants.	)	
and		
JOSEPH PARISE, JR., as Trustee of the ICON MECHANICAL CONSTRUCTION AND ENGINEERING 401K RETIREMENT SAVINGS PLAN, Individually and On Behalf of All Others Similarly Situated,	)	
Plaintiff,	)	
vs.	)	**CIVIL NO. 05-300-GPM**
TEMPLETON FUNDS, INC., and TEMPLETON GLOBAL ADVISORS LIMITED,	)	
Defendants.	)	
and		
EDMUND WOODBURY, Individually and On Behalf of All Others Similarly Situated,	)	
Plaintiff,	)	
vs.	)	**CIVIL NO. 05-301-GPM**

ANALYSIS

In *Kircher*, the Seventh Circuit held that the Securities Litigation Uniform Standards Act ("SLUSA") preempts certain state court securities fraud class actions against mutual funds. Stated simply, the Seventh Circuit found that the broad preemptive effect of SLUSA effectively *blocks* state court litigation of such claims. *Id.* at 484. Defendants now maintain that the holding in *Kircher* constitutes a "pleading, motion, order or other paper from which it may first be ascertained" that *these* cases have become removable under 28 U.S.C. § 1446(b) ("If the case stated by the initial pleading is not removable, a notice of removal may be filed within thirty days after receipt by the defendant, through service or otherwise, of a copy of an amended pleading, motion, order or other paper from which it may first be ascertained that the case ... has become removable....).

Kircher taught us, however, that the cases as originally filed *were* removable. Moreover, the Court notes that the cases finding that an appellate opinion is an "order" permitting late removal involve cases where the removing defendant was a party to the appeal. *See Green v. R.J. Reynolds Tobacco Co.*, 274 F.3d 263, 267 (5th Cir. 2001); *Doe v. American Red Cross*, 14 F.3d 196 (3rd Cir. 1993). Here, as mentioned above, the Templeton defendants were not parties to the *Kircher* appeal. Thus, Section 1446(b) does not extend the window for removal.

The cases were, however, properly removed under SLUSA's own removal provision. Unlike Section 1446, SLUSA imposes no time limits on removal. SLUSA's removal and preemption provisions are triggered when four conditions are met: (1) the underlying suit is a "covered class action," (2) the action is based on state or local law, (3) the action concerns a "covered security," and (4) the defendant misrepresented or omitted a material fact or employed a manipulative or deceptive device or contrivance "in connection with the purchase or sale" of that security." *Kircher*,

403 F.3d at 481; *see also Disher v. Citigroup*, No. 04-3073, 2005 WL 1962942, at *4 (7th Cir. Aug.17, 2005). A review of the allegations of the complaints in these three cases reveals that the four conditions are met. *Kircher* and *Disher* mandate that this Court dismiss all of Plaintiffs' state law claims as barred by SLUSA.

CONCLUSION

For these reasons, the pending motions to remand are **DENIED**, and the motions to dismiss are **GRANTED**. These actions are **DISMISSED with prejudice**. The Clerk is **DIRECTED** to enter judgment accordingly, and the parties shall bear their own costs.

IT IS SO ORDERED.

DATED: 08/24/05

s/ G. Patrick Murphy
G. PATRICK MURPHY
Chief United States District Judge